Exhibit (a)(5)(A)
BALLY’S COMMENCES
MODIFIED DUTCH AUCTION TENDER OFFER TO PURCHASE
UP TO $190 MILLION OF ITS OUTSTANDING COMMON SHARES
Providence, Rhode Island (June 24, 2022) — Bally’s Corporation (NYSE: BALY) today announced that it has commenced a modified “Dutch auction” tender offer to purchase its common shares for cash at a price per share of not less than $19.25 nor greater than $22.00 for a maximum aggregate purchase price of no more than $190 million. The tender offer begins today and will expire at 12:00 midnight, New York City time, at the end of the day on July 22, 2022, unless extended or earlier terminated by Bally’s.
Bally’s board of directors determined that Bally’s should pursue a $190 million tender offer in light of recent capital markets changes. Bally’s currently expects to return capital to shareholders in the future, including through its previously announced $350 million capital return program.
When the tender offer expires, Bally’s will determine the lowest price per share within the range specified above that will enable it to purchase the maximum number of its common shares having an aggregate purchase price not exceeding $190 million. All shares accepted in the tender offer will be purchased at the same price, which may be higher or lower than the market price immediately prior to or during the tender offer. If the tender offer is fully subscribed, then common shares representing between 16.4% to 18.8% of Bally’s issued and outstanding shares will be purchased, depending on the purchase price payable in the tender offer. Bally’s intends to fund the purchase of shares and to pay the fees and expenses in connection with the offer with cash on hand and existing financial resources, including, if necessary, borrowings under its revolving credit facility.
Standard RI Ltd. (“Standard General”), which beneficially owns 21.7% of Bally’s outstanding common shares, and Bally’s directors and executive officers have informed Bally’s that they have not determined as of the date of the offer whether or not to tender any of their shares. However, to enable greater transparency and provide other shareholders with greater influence in determining the ultimate purchase price (if Standard General, the directors or executive officers elect to participate), Standard General, the directors and executive officers have informed Bally’s that they will notify Bally’s whether or not they intend to tender shares into the offer no later than six business days prior to the expiration time of the offer. Bally’s will make a public announcement of such notification.
Bally’s board of directors has authorized the tender offer, but none of the board of directors, Bally’s, the dealer managers, the information agent or the depositary or any of their affiliates have made, and they are not making, any recommendation to shareholders as to whether shareholders should tender or refrain from tendering their shares or as to the price or prices at which shareholders may choose to tender their shares. Bally’s has also not authorized any person to make any such recommendation. Shareholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which they will tender their shares. In so doing, shareholders should read carefully the information in, or incorporated by reference in, the offer to purchase and in the letter of transmittal, including the purpose and effects of the tender offer. Shareholders are urged to discuss their decision with their own tax, financial and legal advisors.
Goldman Sachs & Co. LLC is acting as the lead dealer manager for the tender offer and Capital One Securities, Inc., Truist Securities, Inc. and Wells Fargo Securities, LLC are acting as the co-dealer managers. MacKenzie Partners, Inc. is serving as the information agent and American Stock Transfer & Trust Company, LLC is acting as the depositary.
The offer to purchase, the related letter of transmittal and the other tender offer materials will be mailed to Bally’s shareholders shortly after commencement of the tender offer. Shareholders should read these materials carefully when they become available because they will contain important information, including the terms and conditions of the tender offer. Shareholders of Bally’s may obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase and other documents that Bally’s is filing with the SEC from the SEC’s website at www.sec.gov. Requests for documents may be directed to MacKenzie Partners, Inc. at (800) 322-2885 (toll free) or tenderoffer@mackenziepartners.com. Questions regarding the tender offer may be directed to Goldman Sachs & Co. LLC at (800) 323-5678 (toll free), Capital One Securities, Inc. at (646) 927-5128, Truist Securities, Inc. at (855) 382-6151 (toll free) or Wells Fargo Securities, LLC at (833) 690-2713.
This press release is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any security. No offer, solicitation or sale will be made in any jurisdiction in which such an offer, solicitation or sale would be unlawful. The tender offer is only being made pursuant to the terms of the offer to purchase.
About Bally’s Corporation
Bally’s Corporation is a global casino-entertainment company with a growing omni-channel presence of Online Sports Betting and iGaming offerings. It currently owns and manages 14 casinos across 10 states, a horse racetrack in Colorado and has access to OSB licenses in 18 states. It also owns Gamesys Group, a leading, global, online gaming operator, Bally Interactive, a first-in-class sports betting platform, Monkey Knife Fight, the fastest growing daily fantasy sports site in North America, SportCaller, a leading, global B2B free-to-play game provider, and Telescope Inc., a leading provider of real-time fan engagement solutions.
With approximately 10,000 employees, Bally’s Casino operations include more than 15,800 slot machines, 500 table games and 5,300 hotel rooms. Upon closing the previously announced Tropicana Las Vegas (NV) transaction, as well as completing the construction of a land-based casino near the Nittany Mall in State College, PA, Bally’s will own and manage 16 casinos across 11 states. Its shares trade on the New York Stock Exchange under the ticker symbol “BALY.”
Investor Contact
Robert Lavan
Executive Vice President and Chief Financial Officer
401-475-8564
InvestorRelations@ballys.com
Media Contact
Richard Goldman
Kekst CNC
646-847-6102
BallysMediaInquiries@kekstcnc.com